Executive Board J.J. Nooitgedagt AEGON N.V.

Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	Postal address: P.O. Box 85 2501 CB The Hague (The Netherlands) AEGON N.V. visiting address: AEGONplein 50 2591 TV The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
M EB NGT	File No. 1-10882	344 82 84	September 30, 2011

Dear Mr. Rosenberg,

We thank you for your letter dated August 31, 2011 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2010 (“2010 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Item 5. Operating and financial review and prospects

5.5 Liquidity and capital resources, page 122

1.	Please provide us proposed disclosure to be included in future periodic reports that explains the changes in cash from/used in operating activities, investing activities and financing activities for 2009 and 2010.

Response

Please find below the proposed disclosure comparing cash flows in 2010 and 2009 as well as a comparable analysis comparing cash flows in 2011 and 2010 in our 2011 Form 20-F:

“Summary cash flow statement

	2010	2009
Net cash flows from operating activities	1,263	(7,005)
Net cash flows from investing activities	(278)	(325)
Net cash flows from financing activities	119	1,756

Net increase in cash and cash equivalents	1,104	(5,574)

Register The Hague no. 27076669

Analysis of IFRS cash flows

2010 compared to 2009

Net cash flows from operating activities

Total net cash flows from operating activities increased by EUR 8,268 million to EUR 1,263 million in 2010 (2009: EUR (7,005) million). This increase is predominantly driven by cash collateral, mainly related to securities lending activities, which resulted in an improvement of the cash inflow by EUR 7,982 million year-on-year (inflow of EUR 3,003 million in 2010, compared to an outflow of EUR 4,979 million in 2009).

Net cash flows from investing activities

Net cash flows from investing activities improved by EUR 47 million to EUR 278 million outflow (2009: EUR 325 million outflow). The improvement is a result of lower purchases of equipment and real estate for own use and reduced acquisition of subsidiaries and associates. These improvements are partially offset by the sale of AEGON Nabestaandenzorg (a subsidiary of AEGON Netherlands), where actual cash and cash equivalents balances in the entity exceeded the cash proceeds received upon the sale, and a lower dividend received from associates.

Net cash flows from financing activities

Net cash flows from financing activities decreased by EUR 1,637 million to EUR 119 million (2009: EUR 1,756 million). The decrease is a result of lower net inflows from trust pass-through securities, subordinated loans and borrowings compared to 2009 (net inflows EUR 974 million in 2010 versus EUR 2,397 million in 2009) and a EUR 1,012 million share issuance in 2009 that did not recur in 2010, partly offset by a lower (EUR 500 million) repurchase of convertible core capital securities and lower (EUR 210 million) premiums and coupons on these securities.”

Item 18. Financial Statements

Notes to the consolidated financial statements

48. Commitments and contingencies, page 321

2.	Please provide us proposed disclosure to be included in future periodic reports that contains the information required by paragraphs 86 and 91 of IAS 37.

Response

Please find below the proposed disclosure required by paragraphs 86 and 91 of IAS 37 in the “Commitments and Contingencies” footnote to our consolidated IFRS financial statements in future filings. One example of such proposed disclosure as per December 31, 2010 is set out below. The information in future filings would be appropriately updated to reflect recent developments:

“Legal Proceedings1

AEGON is involved in litigation in the ordinary course of business, including litigation where compensatory or punitive damages and mass or class relief are sought. In particular, certain current and former customers, and groups representing customers, have initiated litigation and certain groups are encouraging others to bring lawsuits in respect of certain products. AEGON has established litigation policies to deal with the claims defending when the claim is without merit and seeking to settle in certain circumstances. This and any other litigation AEGON has been involved in over the last twelve months have not had any significant effects on the financial position or profitability of AEGON N.V. or the Group.

[1]	The information is given solely for purposes of providing an example. Information as per December 31, 2010.

However, there can be no assurances that AEGON will be able to resolve existing litigation in the manner it expects or that existing or future litigation will not result in unexpected liability.

In addition, in recent years, the insurance industry has increasingly been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. AEGON subsidiaries have received inquiries from local authorities and policyholder advocate groups in various jurisdictions including the United States, the United Kingdom and the Netherlands. In the normal course of business, reviews of processes and procedures are undertaken to ensure that customers have been treated fairly, and to respond to matters raised by policyholders and their representatives. AEGON does not believe that material liabilities will arise from such reviews, however there is a risk that the Group is not able to resolve such matters in the manner that it expects. In certain instances, AEGON subsidiaries modified business practices in response to such inquiries or the findings thereof. Certain AEGON subsidiaries have been informed that the regulators may seek fines or other monetary penalties or changes in the way AEGON conducts its business.

Proceedings in which AEGON is involved:

AEGON and other US industry participants have been named in lawsuits alleging, among other things, that asset-based fees charged for investment products offered on 401(k) platforms were higher than those generally available in the market. Matters like these are being defended vigorously; however, at this time, due to its nature and the type of claims, it is not practicable for AEGON to quantify reliably a range or maximum liability or the timing of the financial impact, if any.”

* * * *

As you requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Corporate Controller, at + 31 70 344 5458.

Very truly yours,

/s/ Jan J. Nooitgedagt

Jan J. Nooitgedagt

Chief Financial Officer